UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (Check One):

     [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

         For Period Ended:              DECEMBER 31, 2002
                                -----------------------------------

                  [_]   Transition Report on Form 10-K
                  [_]   Transition Report on Form 20-F
                  [_]   Transition Report on Form 11-K
                  [_]   Transition Report on Form 10-Q
                  [_]   Transition Report on Form N-SAR

         For the Transition Period Ended:
                                                ----------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


HAWAIIAN HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable


3375 KOAPAKA STREET, SUITE G-350
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Address of Principal Executive Office (Street and Number)


HONOLULU, HAWAII 96819
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transaction report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed in the Registrant's Current Report on Form 8-K filed on n March 21, 2003, Hawaiian Airlines, Inc., the sole operating subsidiary of the Registrant, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Filing") in the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") (Case No. 03-00827). Due to the timing of the Chapter 11 Filing and the additional and critical demands that the Chapter 11 Filing placed on the time and attention of senior management of both the Registrant and Hawaiian, as well as the significant time and attention devoted to various strategic alternatives to the Chapter 11 Filing and pre-Chapter 11 Filing negotiations with certain stakeholders, the Registrant has been unable to complete all work necessary, including the completion of its evaluation of the financial reporting implications of the Chapter 11 Filing, to timely file the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 2002 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         CHRISTINE R. DEISTER            808                  835-3700
         ---------------------        -----------        ------------------
                (Name)                (Area Code)        (Telephone Number)

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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                        [X]     Yes     [_]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]     Yes     [_]     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects a significant change in the results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001. The Registrant expects a net loss of approximately $58 million on operating revenue of approximately $632 million for the year ended December 31, 2002 compared to net income of $5 million on operating revenue of $612 million for the year ended December 31, 2001.





                             HAWAIIAN HOLDINGS, INC.
         ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    MARCH 28, 2003                  By      /s/ Christine R. Deister
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